OLYMPUS PACIFIC MINERALS INC.

Voting Results for the Annual and Special General Meeting of Shareholders Held on June 7, 2007

To:           The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders (the “Meeting”) of Olympus Pacific Minerals Inc. (the “Company”) held on June 7, 2007.

1.           Determination and Election of Directors and Term of Office

At the Meeting, the shareholders of the Company determined the number of directors of the Company for the ensuing year at five (5).  Management of the Company presented to the shareholders its five (5) nominees for directors and their ascribed term of office.  According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until their ascribed term expiring at the first, second or third annual general meeting following the date of the Meeting:

Name	Votes For	Votes Withheld
David A. Setion for a term of one year	41,856,636	78,000
Kevin Flaherty for a term of one year	41,856,636	78,000
John A.G. Seton for a term of two years	41,856,562	78,074
T. Douglas Willock for a term of two years	41,856,636	78,000
Jon Morda for a term of three years	41,853,636	81,000

2.           Appointment of Auditors

At the Meeting the shareholders were asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the Company’s auditor and to authorize the directors to fix the auditor’s remuneration.  According to proxies received and vote by show of hands, Ernst & Young LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
41,934,636	0

OLMPUS PACIFIC MINERALS INC.	Voting Results Report

3.           Replacement of Stock Option Plan

At the Meeting, the disinterested shareholders were asked to approve a new stock option plan providing for the number of shares reserved for issuance under such plan to be equal to 12% of the Company’s issued and outstanding share capital at the time of any stock option grant to replace the Company’s current 10% stock option plan. The number of shares not voted was 6,773,269. According to proxies received, the new stock option plan, replacing the existing stock option plan was approved with the following results:

Votes For	Votes Against
34,018,871	1,142,496

4.           Employee Bonus Share Program

At the Meeting, the disinterested shareholders were asked to approve the establishment of a employee bonus share program for employees, providing for, only at the election of the Company and when financially prudent to do so, the payment of bonuses, and permitting employees to elect to take their pre-determined bonus in either cash or double the cash amount in common shares of the Company. The number of shares not voted was 6,773,269. According to proxies received, the employee bonus share program was approved with the following results:

Votes For	Votes Against
34,030,778	1,130,589

OLMPUS PACIFIC MINERALS INC.	Voting Results Report